UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS ACQUISITION III CORP.
                         -------------------------
              (Name of Small Business Issuer in its charter)


                      Delaware                              35-1990562
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           7055 University Blvd., Winter Park, Florida       32792
           -------------------------------------------     ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (407) 657-6500
                                                               --------------


                         --------------------

                             INTRODUCTION

  SurgiLight, Inc. ("SLI") was registered in the State of Delaware in September, 1998 to purchase the assets of a Laser Vision Laser at Plantation, Florida and signed an agreement to sub-lease one Excimer laser system from LCA Visions, Inc. The Plantation Vision Centers has two full time employees and has approximately 10 ophthalmologists performing the surgeries. Dr. Raymond Gailitis was appointed as the Medical Director of the Center.

  In March, 1999 SLI acquired all shares, technologies, assets and business of Photon Data, Inc. ("PDI"), a Florida company since 1993, by a stock swap of issuing 8,125,000 shares of SLI's common shares to the shareholders of PDI.

  In March, 1999, SLI acquired all shares of Advanced Marketing
Technology, Inc. ("AMTI") a Florida company by issuing 1,180,000 common stock of SLI, to be delivered based on some performance criteria. Mr. Paul Miano, the president of AMTI, was appointed as SLI's V.P. of Cosmetic Lasers and Board Member of the Company.

  On March 19, 1999, SLI entered into a letter of intent with Laser Analytics, inc. ("LAI") a Florida company to form a joint venture, Surgiton, which will own the FDA approvals of certain medical lasers and GMP facility owned by LAI. SLI agreed to issue 100,000 shares of its common stock to LAI and key employees of Surgiton which will become the 80%-owned subsidiary of the Company.

  On March 25, 1999, SLI acquired EMX,Inc. ("EMX"), a Florida company by issuing 115,000 common shares of SLI, where 80,000 shares were delivered at the closing and 20,000 shares are escrowed to meet certain performance criteria. In addition 15,000 shares are reserved for key employees. After the acquisition, Mr. Timothy, the president and sole owner of EMX, Inc. was appointed as the V.P. of Strategic Planning and a Board member of the Company.

  In March, 1999 the Company entered into an agreement for a 15 years of exclusive licensing rights for all medical applications using a new infrared laser and UV gas laser with GAM Associates, Inc. ("GAM"), a Florida company. In exchange of these exclusive licensing rights, the Company agreed to issue 50,000 shares of SLI to Gordon Murray, the owner of GAM.

  On March 31, 1999, SLI entered into a merger agreement with MAS Acquisition III Corp. (the "Company"). This Statement is being mailed on or about March 31, 1999 to holders of record on March 31, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and change of the Company's directors effected on or around March 31, 1999.

  As result of agreement of an Agreement of Merger (the "Agreement") between the Company and SLI, SLI has merged into the Company and the Company has changed its name to SurgiLight,Inc.

  SLI has three major divisions: (a) Laser Centers Division which operates laser clinics for vision correction and cosmetic surgeries; (b) Laser Technology Division which develops, designs and markets lasers for both medical and industrial uses; and (c) Electronic Division which manufactures and markets infrared thermal sensor systems. SLI currently has 18 Laser Centers in Asia, Latin America and the US. SLI pioneered scanning laser technology for vision correction and developed the world's first UV-laser phototherapy, and the first dual-laser for presbyopia reversal (patent pending). SLI has also developed the brand-name of "Origyn" for laser hair removal using mobile laser units.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the merger Agreement, 10,394,330 shares of Common Stock of SLI shall convert into 10,394,330 shares of Common Stock of the Company at the conversion rate of 1 to 1. In addition the Company has accepted the return of, and cancelled, 7,500,000 shares of Common Stock of the Company issued to Aaron Tsai.

  As a result of the Agreement, the Company has accepted the resignation of the Board of Directors and Officers, as of March 31, 1999, consisting of Aaron Tsai and Chia-Lun Tsai, and appointed Dr. J.T. Lin, Dr. M. Y. Hwang, Richard Reffner, Paul Miano and Timothy Arion as the new Board members of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 31, 1999. Regarding the beneficial ownership of the Company's
Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
J. T. Lin (1)                       7,532,000                   65.5%

Paul Miano (2)                        495,000                    4.3%
V.P. - Cosmetic Lasers

Timothy J. Arion (3)                  100,000                     *
V.P. - Strategic Planning

Ming-yi Hwang (4)                       8,000                     *
V.P. - R&D

Richard L. Reffner (5)                 12,000                     *
V.P. - Laser Vision Centers

Raymond Gailitis (6)                    5,000                     *
Medical Director

Aaron Tsai (7)                      1,000,000                    8.7%

All Officers and Directors          8,152,000                   70.9%
(6 persons)
___________________________
* Less than 1%


(1) Includes: (a)532,000 shares owned by Dr. J.T. Lin, Chairman, President and CEO of the Company, (b)400,000 shares owned by Yuchin Lin, wife of Dr. Lin, (c) 2,000,000 shares owned by Lin Family Partners, Ltd,
(d)4,500,000 shares owned by Yuan Lin, the sister of Dr. Lin, and (e)100,000 shares owned by Alex H.C. Lin the son of Dr. Lin. Dr. Lin has the sole power and discretion to act as, and to exercise the voting rights and powers of the Company's common stock held by his family members. In addition, Dr. Lin will also have the sole power and discretion to act as, and to exercise the voting rights and powers of all the 825,000 shares of the Company's common stocks held by Paul Miano, Fred Harris and Gerard Grau. Dr. Lin's address is 730 Willow Run Lane, Winter Springs, FL 32708.

(2) Mr. Miano is also the President of Advanced Marketing Technology, Inc., a wholly-owned subsidiary of the Company. Mr. Miano's address is 540 N.E. 8th Street, Ft. Lauderdale, FL 33304.

(3) Mr. Arion is also the President of EMX, Inc., a wholly-owned subsidiary of the Company, Inc. Mr. Arion's address is 720 Glen Eagle Dr., Suite 100, Winter Springs, FL 32708.

(4) Dr. Hwang's address is 5366 Goldenwood Dr., Orlando, FL 32817.

(5) Includes 10,000 shares owned by Mr. Reffner and 2,000 shares owned by his wife, Georgeann Reffner. Mr. And Mrs. Reffner's address is 1101 N.W. 94th Ave. Plantation, FL 33322.

(6) Dr. Gailitis's address is 2550 Riverlane Terrace, Ft. Lauderdale, FL
33312.

(7) Mr. Aaron Tsai is the former President of MAS Acquisition III, Inc. Mr. Tsai's address is c/o MAS Financial Corp., 1710 E. Division St., Evansville, IN 47711

              DIRECTORS AND EXECUTIVE OFFICERS

  The following persons are the Directors and Executive Officers of the Company after the merger:

Name                   Age                   Position(s)
--------------------   ---         -----------------------------------------
J. T. Lin, Ph.D         51         Chairman of the Board, President and CEO

Raymond Gailitis, MD    40         Medical Director

Ming-yi Hwang, Ph.D     43         V.P. R&D and Director

Richard Reffner         54         V.P. Laser Vision Centers and Director

Paul J. Miano           38         V.P. Cosmetic Laser Centers and Director

Timothy J. Arion        58         V.P. Strategic Planning and Director


J.T. LIN, Ph.D
  Dr. Lin is the founder of SurgiLight, Inc. and has served as its President, CEO, and Chairman of the Board of Directors since October, 1998. He was the co-founder of LaserSight, Inc., a public company traded on the NASDAQ
National Market, and served as President and CEO of LaserSight Inc. (1991-94). He obtained his Ph.D. in Chemical Physics from the University of Rochester, NY in 1981 and became an Associate Professor at the Center for Research in Electro-optics and Lasers (CREOL), University of Central Florida (1987-91).
He was the inventor of the world's most compact refractive excimer laser, the "Mini-Excimer", and the pioneer of the scanning laser (US patented) which now has been used in more than 400 hospitals worldwide. He has more than 25 years experience in laser technologies and 10 years experience in marketing in Asia and Latin America. Dr. Lin has published more than 70 scientific papers and book chapters and has 3 US patents granted and many patents pending. He is a member of AAO, ASCRS, ISRS, ASD and Honor Member of Who's Who of the Leading American Executive (1993). Dr. Lin was elected as the 1997 Model of Overseas Chinese Young Entrepreneur.

Raymond Gailitis, MD
  Dr. Gailitis, joined the Company as Medical Director of the Plantation Vision Center in September, 1998. He received his M.D. from Northwestern University followed by internship and residency at Northwestern University Medical Center and University of Minnesota Hospital and Clinic of the Department of Ophthalmology; and a Fellowship at the Department of Ophthalmology of Emory University. He has been Chief of Ophthalmology at LBJ Tropical Medical Center, Director of Corneal and Refractive Surgery at Eye Care and Surgery Center, and Medical Director of New Vision Refractive Surgery Center. Dr. Gailitis is a Board Certified Ophthalmologist. He is a member of ASCRS, AAO, ISRS. Dr. Gailitis has more than 16 important publications in the ophthalmology field. He will be in charge of the Company's Centers on the Eastern Coast of the US.

Richard L. Reffner
  Mr. Reffner joined the Company in September, 1998, as the Clinic Director of the Plantation Vision Center and as the V.P of the Laser Centers and as a Board Director. He is responsible for the day-to-day operation of the Plantation Center, Fl., Vision Center. His duties include laser room operation and maintenance, oversight of clinic operations, management of staff, and develop and implementation of surgical training programs for physicians. Prior to his position at the Company, he was the Clinic director of LCA-Vision, Plantation, FL (April-September, 1998); Assistant Administrator at Tampa Eye Clinic (1997-98); Director of Technical Service at Hawaiian Eye Center (1985-1997); an Ophthalmic Technician at Mary Imogene Bassett Hospital (1975 -1985); a Refractionist at Donald L. Praeger, MD, PC (1973 - 1976); and a Physicians' Specialist at Mary Imogene Bassett Hospital (1971 - 1973).

Ming-yi Hwang, Ph.D
  Dr. Hwang has served as the R&D Director of the Company since October, 1998. He obtained his Ph.D in Electrical Engineering in 1992 from the Univ.
of Central Florida. He has more than 15 years experience in laser systems (hardware and software). Previously he was R&D Director of LaserSight (1992-95) and PDI (1995-98). He serves as technical support for PDI's Laser Centers and also is developing new IR lasers using the Company's proprietary technologies. In addition to new products development, he is also responsible for all software aspects and system control of the Company's medical products.

Paul Miano
  Mr. Miano joined the Company in March, 1999, as the Vice President of
Mobile Cosmetic Centers. He received his Bachelor of Business Administration
(BBA) degree in Finance (in 1987) and in Accounting (in 1992), from Florida Atlantic University, FL. He is also a licensed General Insurance agent. He was a Regional Sales Manager for CIS Financial Services (1987-94), Director of Operations of Pro-Tech Labs (1994-96), and General manager of Dary Rees Corp. (1996-97). In addition, he was Director of Operations for American Medical laser Services, a privately held company specializing in the delivery of cosmetic lasers to dermatologists and plastic surgeons in Florida (1997-98). He co-founded Advanced Marketing Technologies, Inc. to develop the "Origyn" concept to build a national brand name for laser hair removal and related services. Mr. Miano has more than 12 years experience in marketing and managing and will be responsible developing Origyn Laser Hair Removal into a nationally recognized leader.

Timothy J. Arion
  Mr. Arion joined the Company in March, 1999, as the VP of Strategic Planning and as a Board Director. He is also President and CEO of EMX Inc., which he founded in 1989. He is responsible for the day-to-day operation of EMX Inc. His duties include strategic planning responsibility for SLI and growth and management responsibility for EMX. Mr. Arion has 25 years experience in the marketing and sales of electro-optics and thermal imaging products. In previous positions Mr. Arion served as President/VP Marketing for Digital Imaging Inc.; Director of Marketing for Emerson Electric Company; International Business Manager for Texas Instruments Inc., and Quality Control Supervisor for Ford Motor Company. Mr. Arion has also served as a Volunteer Business Analyst for the Small Business Development Center at the University of Central Florida. Mr. Arion has an MA and BA in Business Management. He has been awarded two Small Business Innovation Research (SBIR) contracts and has applied for one patent on an EMX product. Mr. Arion has taught several classes and written a number of articles on government contracting, strategic planning, and small business development.

            COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position               Annual Salary
------------------------------------      -------------
J. T. Lin, Chairman, President & CEO         $105,000

M. Y. Hwang, V.P. of R&D                      $63,000

Richard L. Reffner, V.P. of Laser Centers     $51,000

Paul Miano,  V.P. of Cosmetic Lasers          $60,000

Timothy J. Arion, V.P. Strategic Planning     $60,000


SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1999

                                     SurgiLight, Inc.



                                     By: /s/J.T. Lin
                                        --------------------------------
                                         J.T. Lin, President and CEO
                                         and Director